TANZANIAN GOLD CORPORATION
Form of Proxy – Annual General and Special Meeting to be held on February 25, 2022	United Kingdom Building 350 – 409 Granville St Vancouver, BC V6C 1T2

Appointment of Proxyholder I/We being the undersigned holder(s) of Tanzanian Gold Corporation hereby appoint Stephen Mullowney, CEO, or failing this person, Michael Leonard, CFO	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Tanzanian Gold Corporation to be held at 1:00 p.m., Toronto time, at 150 King Street West, Suite 200, Toronto, Ontario or at any adjournment thereof.

1.Appointment of Auditors. To appoint auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	For Withhold ☐ ☐
2.Number of Directors. To set the number of directors to be elected at the Meeting to at seven.	For Against☐ ☐
3.Election of Directors.	For Withhold		For Withhold		For Withhold
c.Stephen Mullowney	☐ ☐	b.James E. Sinclair	☐ ☐	c.Dr. Norman Betts	☐ ☐
f.Dr. William Harvey	☐ ☐	e.Andrew Cheatle	☐ ☐	f.Shubo Rakhit	☐ ☐
g.Richard J. Steinberg	☐ ☐

4.Change of Name.  To approve a special resolution of the Corporation’s shareholders to amend the Corporation’s Articles to change the name of the Corporation to “TRX Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve.

For Against ☐ ☐
5.Omnibus Equity Compensation Plan. To approve the Omnibus Equity Compensation Plan as more particularly described in the accompanying Information Circular.	For Against ☐ ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s):	Date / / MM / DD / YY

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 1:00 p.m., Toronto time, on February 23, 2022.

Notes to Proxy

1.Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General and Special Meeting.  If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse.  If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.This proxy should be signed in the exact manner as the name appears on the proxy.

4.If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin and click on .  You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.